UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57457 / March 10, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12922

In the Matter of **Accent Color Sciences, Inc.,** **ActFit.com, Inc.** **(n/k/a Telum International Corp.),** **AdPads, Inc.** **Advanced Products Group, Inc.** **(n/k/a Cloudtech Sensors, Inc.),** **Aero Group, Inc., and** **Alford Refrigerated Warehouses, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO ADVANCED PRODUCTS GROUP, INC. (n/k/a CLOUDTECH SENSORS, INC.)**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Advanced Products Group, Inc. (n/k/a Cloudtech Sensors, Inc.) ("Cloudtech Sensors" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 4, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Advanced Products Group, Inc. (n/k/a Cloudtech Sensors, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Cloudtech (CIK No. 1096154) is a Delaware corporation located in Landenberg, Pennsylvania. At all times relevant to this proceeding, the securities of Cloudtech have been registered under Exchange Act Section 12(g). As of December 21, 2007, the company's common stock (symbol "CLDH") was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

      2.   Cloudtech has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                        Nancy M. Morris
                        Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.